MICRO FOCUS

September 30, 2008

RECEIVED

2008 OCT -3 A 11: 16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005171

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

SUPPL

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package are:

1. Form 88(2) dated August 29, 2008 – "Return of Allotment of Shares"
2. Form 88(2) dated September 3, 2008 – "Return of Allotment of Shares"
3. Form 88(2) dated September 8, 2008 – "Return of Allotment of Shares"
4. Amendment to Articles of Association – redline included

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Courtney L. Wood

Courtney L. Wood
Senior Corporate Counsel
Micro Focus
Phone: 301.838.5180
Fax: 301.838.5034
Email: Courtney.Wood@microfocus.com

PROCESSED
OCT 0 7 2008
THOMSON REUTERS

Companies House
for the record

RECEIVED
2008 OCT -3 A 11:15

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day	Month	Year	To: Day	Month	Year
	29	08	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3825	4000	
Nominal value of each share	10 PENCE	10 PENCE	
Amount (if any) paid or due on each share *(including any share premium)*	0.06006	0.00985	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	7825
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 16/09/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	05134647
Company name in full	Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	09	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2550		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.06159		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address: Mariner House, Pepys Street, London	ORDINARY	2550
UK Postcode: EC3N 4DA		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 16/09/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number	5134647
Company Name in full	Micro Focus International plc

	Day	Month	Year
Date of termination of appointment	08	09	2008

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME	
*Style / Title	Mr
*Honours etc	
Forename(s)	Prescott Hilary
Surname	Ashe

	Day	Month	Year
†Date of Birth	09	04	1967

RECEIVED
2008 OCT -3 A 11:15
OFFICE OF INTERNATIONAL TRADE / CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed [signature] Date 16/9/08

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road, Newbury, Berkshire
RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Company number: 5134647

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

AGM RESOLUTIONS

of

MICRO FOCUS INTERNATIONAL PLC
(the "Company")

At the Annual General Meeting of the Company held at The Lawn, 22 – 30 Old Bath Road, Newbury, Berkshire RG14 1QN on 25 September 2008 at 3.00 pm the following Special Business was passed as Special Resolutions of the Company: -

SPECIAL RESOLUTIONS

8. That, subject to the passing of resolution 7[1], the authority conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the prescribed period specified in resolution 7.2 and for such period the Section 89 Amount be £1,002,820 with such amount including the sale of ordinary shares held in treasury.

9. That, subject to, and in accordance with, the Company's Articles of Association, the Company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163(3) of the 1985 Act) of ordinary shares in the capital of the Company provided that:

   9.1. the maximum aggregate number of ordinary shares hereby authorised to be acquired is 20,056,391;
   9.2. the minimum price which may be paid for an ordinary share is 10 pence;
   9.3. the maximum price (excluding expenses) which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotation as derived from the Official List of the Financial Services Authority for the five business days immediately preceding the day on which such share is contracted to be purchased;
   9.4. the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company held in 2009, or on 1 November 2009, whichever is earlier (except in relation to the purchase of ordinary shares the contract for which will be concluded before such date and which is executed wholly or partially after such date);
   9.5. the Company may make any purchase of its ordinary shares pursuant to a contract concluded before the authority hereby conferred expires and which will or may be executed wholly or partly after the expiry of such authority; and
   9.6. all shares purchased pursuant to the said authority shall either: (i) be cancelled immediately on completion of the purchase; or (ii) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

10. That with effect from 00.01am on 1 October 2008, the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

....
Secretary

---

[1] Ordinary Resolution 7 – That the authority conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed, and for this purpose:

   11.1 the Section 80 amount be £6,685,464; and
   11.2 the prescribed period be the period ending on the date of the Annual General Meeting in 2009 or on 1 November 2009, whichever is earlier.

Company number: 5134647

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

AGM RESOLUTIONS

of

MICRO FOCUS INTERNATIONAL PLC
(the "Company")

At the Annual General Meeting of the Company held at The Lawn, 22 – 30 Old Bath Road, Newbury, Berkshire RG14 1QN on 25 September 2008 at 3.00 pm the following Resolutions 5 and 7 were passed as Ordinary Resolutions, and the following Resolutions 8 to 10 were passed as Special Resolutions of the Company: -

ORDINARY RESOLUTION

5. To re-appoint Pricewaterhouse Coopers LLP as auditors of the Company until the next Annual General Meeting.

7. That the authority conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed, and for this purpose:

   11.1. the Section 80 Amount be £6,685,464; and
   11.2. the prescribed period be the period ending on the date of the Annual General Meeting in 2009 or on 1 November 2009, whichever is earlier.

SPECIAL RESOLUTIONS

8. That, subject to the passing of resolution 7, the authority conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the prescribed period specified in resolution 7.2 and for such period the Section 89 Amount be £1,002,820 with such amount including the sale of ordinary shares held in treasury.

9 That, subject to, and in accordance with, the Company's Articles of Association, the Company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163(3) of the 1985 Act) of ordinary shares in the capital of the Company provided that:

   9.1. the maximum aggregate number of ordinary shares hereby authorised to be acquired is 20,056,391
   9.2. the minimum price which may be paid for an ordinary share is 10 pence;
   9.3. the maximum price (excluding expenses) which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotation as derived from the Official List of the

Financial Services Authority for the five business days immediately preceding the day on which such share is contracted to be purchased;

9.4. the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company held in 2009 or on 1 November 2009, whichever is earlier (except in relation to the purchase of ordinary shares the contract for which will be concluded before such date and which is executed wholly or partially after such date);

9.5. the Company may make any purchase of its ordinary shares pursuant to a contract concluded before the authority hereby conferred expires and which will or may be executed wholly or partly after the expiry of such authority; and

9.6. all shares purchased pursuant to the said authority shall either: (i) be cancelled immediately on completion of the purchase; or (ii) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

10. That with effect from 00.01am on 1 October 2008, the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

....

Secretary

No. 5134647

The Companies Act 2006

Company Limited by Shares

ARTICLES OF ASSOCIATION

of

MICRO FOCUS INTERNATIONAL PLC

(incorporated on 21 May 2004)

Linklaters

One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref Matthew Bland/Daniel Simons

Adopted with effect from 4 April 2005 pursuant to a Special Resolution of the Company passed on 4 April 2005. By Special Resolutions of the Company passed on 26 September 2007 and 25 September 2008 with effect from 1 October 2008 the Articles of Association were further amended.

The Companies Act 2006

Company Limited by Shares

Articles of Association

Adopted by special resolution passed on 4 April 2005

Further amended by Special Resolutions passed on 26 September 2007 and 25 September 2008 with effect from 1 October 2008

of

Micro Focus International PLC

Preliminary

1 Table A not to apply

The regulations in Table A in The Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

2 Interpretation

In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

"**these Articles**"	These Articles of Association as from time to time altered.
the "**CREST Regulations**"	The Uncertificated Securities Regulations 2001.
"**in writing**"	Written or produced by any substitute for writing (including anything in electronic form) or partly one and partly another.
the "**London Stock Exchange**"	London Stock Exchange plc.
"**month**"	Calendar month.
"**Office**"	The registered office of the Company for the time being.
"**Operator**"	CRESTCo Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the CREST Regulations.
"**Operator-instruction**"	A properly authenticated dematerialised instruction attributable to the Operator.
"**paid**"	Paid or credited as paid.
"**participating security**"	A security title to units of which is permitted by the Operator to be transferred by means of a relevant system.

"**Procedural Resolution**"	A resolution at a shareholders' meeting which in the opinion of the chairman is of a procedural nature (such as a resolution on the choice of a chairman of the meeting, a resolution to adjourn the meeting or a resolution to correct an obvious error in a Substantive Resolution.
"**Register**"	The register of members of the Company.
"**relevant system**"	A computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the CREST Regulations.
"**Seal**"	The Common Seal of the Company.
"**Securities Seal**"	An official seal kept by the Company for sealing securities issued by the Company, or for sealing documents creating or evidencing securities so issued, as permitted by the Companies Acts.
the "**Statutes**"	The Companies Acts, the CREST Regulations and every other enactment for the time being in force concerning companies and affecting the Company.
"**Substantive Resolution**"	Any resolution at a shareholders' meeting, other than a Procedural Resolution.
"**Transfer Office**"	The place where the Register is situate for the time being.
the "**UK Listing Authority**"	The Financial Services Authority in its capacity as competent authority for official listing under Part VI of the Financial Services and Markets Act 2000.
the "**United Kingdom**"	The United Kingdom of Great Britain and Northern Ireland.
"**year**"	Calendar year.

The expressions "**debenture**" and "**debenture holder**" shall respectively include "debenture stock" and "debenture stockholder".

The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

The expression "**Secretary**" shall include any person appointed by the Directors to perform any of the duties of the Secretary including, but not limited to, a joint, assistant or deputy Secretary.

The expression "**officer**" shall include a Director, manager and the Secretary, but shall not include an auditor.

The expression "**shareholders' meeting**" shall include both a General Meeting and a meeting of the holders of any class of shares of the Company. The expression "**General Meeting**" shall include any general meeting of the Company, including any general meeting held as the Company's annual general meeting in accordance with Section 360 of the Companies Act 2006 ("**Annual General Meeting**").

All such of the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words "**share**" and "**shareholder**" shall be construed accordingly.

The expressions "**hard copy form**" "**electronic form**" and "**electronic means**" shall have the same respective meanings as in the Company Communications Provisions.

The expression "**address**" shall include any number or address (including, in the case of any Uncertificated Proxy Instruction permitted under Article 66, an identification number of a participant in the relevant system) used for the purposes of sending or receiving notices, documents or information by electronic means and/or by means of a website.

The expression "**Companies Acts**" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date.

The expression "**Company Communications Provisions**" shall have the same meaning as in the Companies Acts.

Except where the context otherwise requires, any reference to issued shares of any class (whether of the Company or of any other company) shall not include any shares of that class held as treasury shares.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

References to a share (or to a holding of shares) being in certificated or uncertificated form are references, respectively, to that share being a certificated or an uncertificated unit of a security for the purposes of the CREST Regulations.

Subject as aforesaid any words or expressions defined in the Companies Acts or the CREST Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

Except as provided above any words or expressions defined in the Companies Acts or the CREST Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

Share Capital

3 Amount of share capital

The share capital of the Company at the date of the adoption of these Articles consists of 2,500,000,000 Ordinary Shares of £0.10 each .

4 Increase of share capital

The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

5 Consolidation, subdivision and cancellation

5.1 The Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

5.2 Whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Statutes allow, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations and may cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

6 Purchase of own shares

6.1 Subject to the provisions of the Statutes, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class (including any redeemable shares) but so that if there shall be in issue any shares which are admitted to the official list maintained by the UK Listing Authority and which are convertible into equity share capital of the Company of the class proposed to be purchased, then the Company shall not purchase, or enter into a contract under which it will or may purchase, such equity shares unless either:

(a) the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

(b) the purchase, or the contract, has first been approved by a Special Resolution passed at a separate meeting of the holders of such convertible shares.

6.2 The Company may not exercise any right in respect of treasury shares held by it, including any right to attend or vote at meetings, to participate in any offer by the Company to shareholders or to receive any distribution (including in a winding-up), but without prejudice to its right to sell the treasury shares, to transfer the shares for the purposes of or pursuant to an employees' share scheme, to receive an allotment of shares as fully paid bonus shares in respect of the treasury shares or to receive any amount payable on redemption of any redeemable treasury shares.

7 Reduction of capital

Subject to the provisions of the Statutes, the Company may by Special Resolution reduce its share capital, share premium account, capital redemption reserve or other undistributable reserve in any way.

8 Rights attaching to shares on issue

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue any shares which are, or at the option of the Company or the holder are liable, to be redeemed.

9 Directors' power to allot securities and to sell treasury shares

9.1 Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

9.2 The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for each Allotment Period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount.

9.3 During each Allotment Period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the authority in Article 9.2 above and to sell treasury shares wholly for cash:

(a) in connection with a Rights Issue; and

(b) otherwise than in connection with a Rights Issue, up to an aggregate nominal amount equal to the Section 89 Amount,

as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment or sale.

9.4 By such authority and power the Directors may, during the Allotment Period, make offers or agreements which would or might require securities to be allotted or sold after the expiry of such period.

9.5 For the purposes of this Article:

(a) "**Allotment Period**" means the period from the date of adoption of these Articles, and ending on the date of the next Annual General Meeting or on 1 November 2009, whichever is the earlier, or any other period (not exceeding 15 months on any occasion) for which the authority conferred by Article 9.2 above is renewed by Resolution of the Company in General Meeting stating the Section 80 Amount for such period;

(b) the "**Section 80 Amount**" shall for the first Allotment Period be £250,000,000, or an amount not exceeding one third of the issued Ordinary Share capital of the Company at the date of adoption of these Articles, whichever is the lesser amount, and for any other Allotment Period shall be that stated in the relevant Resolution renewing the authority conferred by Article 9.2 above for such period or, in either case, any increased amount fixed by Resolution of the Company in General Meeting;

(c) the "**Section 89 Amount**" shall for the first Allotment Period be £250,000,000, or an amount not exceeding 5 per cent of the issued Ordinary Share capital of the Company at the date of adoption of these Articles, whichever is the lesser amount, and for any other Allotment Period shall be that stated in the relevant Special Resolution renewing the power conferred by Article 9.3 above for such period or, in either case, any increased amount fixed by Special Resolution;

(d) "**Rights Issue**" means an offer of equity securities open for acceptance for a period fixed by the Directors to (i) holders (other than the Company) on the Register on a record date fixed by the Directors of Ordinary Shares in proportion to their respective holdings (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory; and

(e) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

10 Commissions on issue of shares

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

11 Renunciation of allotment

The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder:

(a) recognise a renunciation thereof by the allottee in favour of some other person and accord to any allottee of a share a right to effect such renunciation; and/or

(b) allow the rights represented thereby to be one or more participating securities,

in each case upon and subject to such terms and conditions as the Directors may think fit to impose.

12 Trust etc. interests not recognised

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the holder.

Share Certificates

13 Issue of share certificates

Every person (except a person to whom the Company is not required by law to issue a certificate) whose name is entered in the Register in respect of shares in certificated form shall upon the issue or transfer to him of such shares be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within five business days after lodgement of the transfer or (in the case of a transfer of partly-paid shares) within two months after lodgement of the transfer or (in the case of the surrender of a share warrant for cancellation) within two months of the surrender of the warrant.

14 Form of share certificate

Every share certificate shall be executed by the Company in such manner as the Directors may decide (which may include use of the Seal or the Securities Seal (or, in the case of shares on a branch register, an official seal for use in the relevant territory) and/or manual or facsimile signatures by one or more Directors) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class.

15 Joint holders

In the case of a share held jointly by several persons in certificated form the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

16 Replacement of share certificates

16.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

16.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

16.3 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

16.4 In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

Calls on Shares

17 Power to make calls

The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

18 Liability for calls

Each member shall (subject to being given at least 14 days' notice in writing specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be wholly or partly revoked or postponed as the Directors may determine.

19 Interest on overdue amounts

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 15 per cent per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

20 Other sums due on shares

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21 Power to differentiate between holders

The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

22 Payment of calls in advance

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate as the member paying such sum and the Directors may agree.

Forfeiture and Lien

23 Notice on failure to pay a call

23.1 If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice in writing on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

23.2 The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

24 Forfeiture for non-compliance

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

25 Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

26 Holder to remain liable despite forfeiture

A person whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares. He shall, in the case of shares held in certificated form, surrender to the Company for cancellation the certificate for such shares. He shall nevertheless remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 15 per cent per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment. The Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal. They may also waive payment in whole or in part.

27 Lien on partly-paid shares

The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

28 Sale of shares subject to lien

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing demanding payment of the sum presently payable and giving notice of intention to sell the share in default of payment shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

29 Proceeds of sale of shares subject to lien

The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender (in the case of shares held in certificated form) to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the

purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

30 Evidence of forfeiture

A statutory declaration that the declarant is a Director or the Secretary and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall (subject to the relevant share transfer being made, if the same be required) constitute a good title to the share. The person to whom the share is sold, re-allotted or disposed of shall not be bound to see to the application of the consideration (if any). The title of such person to the share shall not be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Variation of Rights

31 Manner of variation of rights

31.1 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

31.2 To every such separate meeting all the provisions of these Articles relating to General Meetings and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

31.3 The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

32 Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by (a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto or (b) the purchase or redemption by the Company of any of its own shares.

Transfer of Shares

33 Form of transfer

33.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

33.2 All transfers of shares which are in uncertificated form shall, unless the CREST Regulations otherwise provide, be effected by means of a relevant system.

34 Balance certificate

Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and, to the extent that the balance is to be held in certificated form, a new certificate for the balance of such shares issued in lieu without charge.

35 Right to refuse registration

35.1 The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless it is in respect of only one class of share, it is lodged (duly stamped if required) at the Transfer Office accompanied by the relevant share certificate(s) and when lodged it is accompanied by such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (or, if the instrument of transfer is executed by some other person on his behalf, the authority of that person) so to do. In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

35.2 The Directors may, in the case of shares in certificated form, in their absolute discretion refuse to register any transfer of shares (not being fully-paid shares) provided that, where any such shares are admitted to the official list maintained by the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

35.3 The Directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly.

35.4 If the Directors refuse to register an allotment or transfer of shares they shall as soon as practicable and in any event within two months after the date on which:

(a) the letter of allotment or instrument of transfer was lodged with the Company (in the case of shares held in certificated form); or

(b) the Operator-instruction was received by the Company (in the case of shares held in uncertificated form),

send to the allottee or transferee notice in writing of the refusal giving reasons for the refusal.

36 No fee on registration

No fee will be charged by the Company in respect of the registration of any transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

37 Closure of Register

The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Directors may from time to time determine and either generally or in respect of any class of shares, except that, in respect of any shares which are participating securities, the Register shall not be closed without the consent of the Operator.

38 Branch Register

Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such register.

39 Further provisions on shares in uncertificated form

39.1 Subject to the Statutes and the rules (as defined in the CREST Regulations), and apart from any class of wholly dematerialised security, the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

39.2 The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; or

(c) any provision of the CREST Regulations.

Transmission of Shares

40 Persons entitled on death

In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a

deceased member (whether sole or joint) from any liability in respect of any share held by him.

41 Election by persons entitled by transmission

A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing to that effect or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer made by the member registered as the holder of any such share.

42 Rights of persons entitled by transmission

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to shareholders' meetings until he shall have been registered as a member in respect of the share.

Untraced Shareholders

43 Untraced Shareholders

43.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(a) during the period of 6 years prior to the date of the publication of the advertisements referred to in paragraph 43.1(b) below (or, if published on different dates, the first thereof) at least three dividends in respect of the shares have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall on expiry of such period of 6 years have inserted advertisements in both a national newspaper and in a newspaper circulating in the area in which the last known postal address of the member or the postal address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three months following the publication of such advertisements the Company shall have received no communication from such member or person.

43.2 To give effect to any such sale the Company may appoint any person to transfer, as transferor, the said shares and such transfer shall be as effective as if it had been carried out by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

General Meetings

44 Annual General Meetings

An Annual General Meeting shall be held in each period of six months beginning with the day following the Company's accounting reference date at such place, date and time as may be determined by the Directors.

45 Convening of General Meetings

The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene a General Meeting.

Notice of General Meetings

46 Notice of General Meetings

46.1 An Annual General Meeting shall be called by notice of at least 21 days.

46.2 Any other General Meeting shall be called by notice of at least 14 days.

46.3 The period of notice shall in either case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held.

46.4 Notice shall be given to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company. The Company may determine that only those persons entered on the Register at the close of business on a day determined by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice.

46.5 A General Meeting, notwithstanding that it has been called by a shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of any other General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

47 Contents of notice of General Meetings

47.1 Every notice calling a General Meeting shall specify the place, date and time of the meeting.

47.2 There shall appear with reasonable prominence in every such notice a statement that:

(a) a member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote; and

(b) that a proxy need not be a member of the Company.

47.3 The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

47.4 In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

47.5 For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such persons may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

Proceedings at General Meetings

48 Chairman

At any General Meeting the Chairman of the Directors, failing whom a Deputy Chairman, failing whom any Director present and willing to act and, if more than one, chosen by the Directors present at the meeting, shall preside as chairman. If no Director is present within five minutes after the time appointed for holding the meeting and willing to act as chairman, a member may be elected to be the Chairman by a resolution of the Company passed at the meeting.

49 Quorum

No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

50 Lack of quorum

If within five minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, or if during

the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such day, time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine.

51 Adjournment

The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for the adjourned meeting shall be fixed by the Directors.

52 Notice of adjourned meeting

When a meeting is adjourned for 30 days or more or *sine die*, not less than seven days' notice of the adjourned meeting shall be given in accordance, *mutatis mutandis*, with Articles 46 and 47. Otherwise it shall not be necessary to give any such notice.

53 Amendments to resolutions

If an amendment shall be proposed to any Substantive Resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting the proceedings on *the Substantive Resolution shall not be invalidated by any error in such ruling.*

In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

Polls

54 Demand for poll

54.1 At any General Meeting any Substantive Resolution put to the vote shall be decided on a poll, and any Procedural Resolution put to the vote shall be decided on a show of hands unless a poll is (before the resolution is put to the vote on a show of hands, or on the declaration of the result of the show of hands) demanded by:

(a) the chairman of the meeting; or

(b) not less than five members present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

54.2 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

55 Procedure on a poll

A poll shall be taken in such manner (including by use of ballot or voting papers or electronic means, or any combination thereof) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

56 Voting on a poll

On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

57 Timing of poll

A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Votes of Members

58 Votes attaching to shares

Subject to Articles 47.5 and 61 and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(a) on a show of hands every member who is present in person and every proxy present who has been duly appointed by a member entitled to vote on the resolution shall have one vote; and

(b) on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

59 Votes of joint holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

60 Article deleted by Special Resolution passed on 25 September 2008 and effective on 1 October 2008

61 Restriction on voting in particular circumstances

61.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

61.2 If any member, or any other person appearing to be interested in shares (within the meaning of Part 22 of the Companies Act 2006) held by such member, has been duly served with a notice under Section 793 of the Companies Act 2006 and is in default for a period of 14 days in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "default shares", which expression shall include any further shares which are issued in respect of such shares); and

(b) any other shares held by the member,

the member shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred (other than pursuant to an approved transfer or pursuant to paragraph 61.3(b) below) be entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

61.3 Where the default shares represent 0.25 per cent or more of the issued shares of the class in question, the Directors may in their absolute discretion by notice in writing (a "**direction notice**") to such member direct that:

(a) any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such dividend or other money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b) no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares,

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the CREST Regulations.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

61.4 The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

61.5 Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied, with notice in writing thereof being given to the member forthwith).

61.6 Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer or in accordance with paragraph 61.3(b) above.

61.7 For the purposes of this Article:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 793 and either (i) the member has named such person as being so interested or (ii) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; and

(b) a transfer of shares is an "**approved transfer**" if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer (as defined in Section 974 of the Companies Act 2006); or

(ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through a recognised investment exchange or through a stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

61.8 The provisions of this Article are in addition and without prejudice to the provisions of the Companies Acts.

62 Voting by guardian

Where in England or elsewhere a guardian, receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such guardian, receiver or other person on behalf of such member to vote in person or by proxy at any shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

63 Validity and result of vote

63.1 No objection shall be raised as to the qualification of any voter or the admissibility of any vote except at the meeting or adjourned meeting at which the vote is tendered. Every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

63.2 On a vote on a resolution at a meeting on a show of hands, a declaration by the Chairman that the resolution:

(a) has or has not been passed; or

(b) has been passed with a particular majority,

is conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. An entry in respect of such a declaration in minutes of the meeting recorded in accordance with the Companies Acts is also conclusive evidence of that fact without such proof. The Article does not have effect if a poll is demanded in respect of the resolution (and the demand is not subsequently withdrawn).

Proxies and Corporate Representatives

64 Appointment of proxies

64.1 A member is entitled to appoint a proxy or (subject to Article 64A) proxies to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company.

64.2 A proxy need not be a member of the Company.

64A Multiple Proxies

A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

65 Form of proxy

The appointment of a proxy must be in writing in any usual or common form or in any other form which the Directors may approve and:

(a) in the case of an individual must either be signed by the appointor or his attorney or authenticated in accordance with Article 132; and

(b) in the case of a corporation must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation or authenticated in accordance with Article 132.

Any signature on or authentication of such appointment need not be witnessed. Where appointment of a proxy is signed or authenticated in accordance with Article 132 on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid.

66 Deposit of form of proxy

66.1 The appointment of a proxy (together with any supporting documentation required under Article 65) must be received at the address or one of the addresses (if any) as may be specified for that purpose in, or by way of note to, or in any document accompanying, the notice convening the meeting (or, if no address is so specified, at the Transfer Office):

(a) in the case of a meeting or adjourned meeting, not less than 48 hours before the commencement of the meeting or adjourned meeting to which it relates;

(b) in the case of the poll taken following the conclusion of a meeting or adjourned meeting, but not more than 48 hours after the poll was demanded, not less than 48 hours before the commencement of the meeting or adjourned meeting at which the poll was demanded; and

(c) in the case of a poll taken more than 48 hours after it was demanded, not less than 24 hours before the time appointed for the taking of the poll,

and in default shall not be treated as valid.

66.2 The Directors may at their discretion determine that, in calculating the periods mentioned in Article 66.1, no account shall be taken of any part of any day that is not a working day (within the meaning of Section 1173 of the Companies Act 2006).

66.3 Without limiting the foregoing, in relation to any shares in uncertificated form the Directors may permit a proxy to be appointed by electronic means or by means of a website in the form of an Uncertificated Proxy Instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, sent by means of a relevant system to such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system)); and may permit any supplement to, or amendment or revocation of, any such Uncertificated Proxy Instruction to be made by a further Uncertificated Proxy Instruction. The Directors may in addition prescribe the method of determining the time at which any such instruction or notification is to be treated as received by the Company. The Directors may treat any such instruction or notification purporting or expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending the instruction to send it on behalf of that holder.

66.4 The appointment of a proxy shall, unless the contrary is stated thereon, be as valid for any adjournment of a meeting as it is for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment of any such meeting) having once been delivered in accordance with this Article 66 for the purposes of any such meeting does not need to be delivered again for the purposes of any subsequent meeting to which it relates.

67 Rights of proxy

67.1 A proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed the proxy to attend, and to speak and vote, at the meeting of the Company.

67.2 Unless his appointment provides otherwise, a proxy may vote or abstain at his discretion on any resolution put to the vote at a shareholders' meeting.

68 Termination of proxy's authority

68.1 Neither the death or insanity of a member who has appointed a proxy, nor the revocation or termination by a member of the appointment of a proxy (or of the authority under which the appointment was made), shall invalidate the proxy or the exercise of any of the rights of the proxy thereunder, unless notice of such death, insanity, revocation or termination shall have been received by the Company in accordance with Article 68.2.

68.2 Any such notice of death, insanity, revocation or termination must be received at the address or one of the addresses (if any) specified for receipt of proxies in, or by way of note to, or in any document accompanying, the notice convening the meeting to which the appointment of the proxy relates (or if no address is so specified, at the Transfer Office):

68.2.1 in the case of a meeting or adjourned meeting, not less than one hour before the commencement of the meeting or adjourned meeting to which the proxy appointment relates;

68.2.2 in the case of a poll taken following the conclusion of a meeting or adjourned meeting, but not more than 48 hours after it was demanded, not less than one hour before the commencement of the meeting or adjourned meeting at which the poll was demanded; or

68.2.3 in the case of a poll taken more than 48 hours after it was demanded, not less than one hour before the time appointed for the taking of the poll.

69 Corporations acting by representatives

Subject to the Statutes, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise a person or persons to act as its representative or representatives at any shareholders' meeting.

Directors

70 Number of Directors

Subject as hereinafter provided the Directors shall not be less than three nor more than eleven in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

71 Share qualification

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at shareholders' meetings.

72 Directors' fees

The ordinary remuneration of the Directors shall from time to time be determined by the Directors except that such remuneration shall not exceed £1,000,000 per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company. Such ordinary remuneration shall (unless otherwise provided by Ordinary Resolution) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

73 Other remuneration of Directors

Any Director who holds any executive office (including for this purpose the office of Chairman or Deputy Chairman whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

74 Directors' expenses

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholders' meetings or otherwise in connection with the business of the Company.

75 Directors' pensions and other benefits

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

76 Appointment of executive Directors

76.1 The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

76.2 The appointment of any Director to the office of Chairman or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

76.3 The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

77 Powers of executive Directors

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Appointment and Retirement of Directors

78 Article deleted by Special Resolution passed on 25 September 2008 and effective on 1 October 2008

79 Retirement at Annual General Meetings

79.1 Each Director shall retire at the Annual General Meeting held in the third calendar year following the year in which he was elected or last re-elected but, unless he falls within Article 79.3 below, he shall be eligible for re-election.

79.2 Each Director (other than the Chairman and any director holding an executive office) shall retire at each Annual General Meeting following the ninth anniversary of the date on which he was elected by the Company.

79.3 A Director shall also retire at any Annual General Meeting if he has agreed to do so (whether in accordance with the terms of his appointment or otherwise) and, unless the Directors have agreed otherwise, he shall not be eligible for re-election.

80 Re-election of retiring Director

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director (if eligible for re-election) or some other person eligible for election. In the absence of such a resolution the retiring Director shall nevertheless be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting a resolution for the re-election of such Director is put to the meeting and lost, or it is expressly resolved not to fill the office being vacated;

(b) where such Director is ineligible for re-election or has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where a resolution to elect such Director is void by reason of contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

81 Election of two or more Directors

A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it. Any resolution moved in contravention of this provision shall be void.

82 Nomination of Director for election

No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any General Meeting unless not less than seven nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed or authenticated in accordance with Article 132 by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed (or authenticated in accordance with Article 132) by the person to be proposed of his willingness to be elected.

83 Election or appointment of additional Director

The Company may by Ordinary Resolution elect, and, without prejudice thereto the Directors shall have power at any time to appoint, any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall retire at the next Annual General Meeting and shall then be eligible for election.

84 Vacation of office

The office of a Director shall be vacated in any of the following events, namely:

(a) if he shall become prohibited by law from acting as a Director;

(b) if he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(c) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(e) if he shall be absent from meetings of the Directors for six months without leave and the Directors shall resolve that his office be vacated;

(f) if a notice in writing is served upon him, signed by not less than three-quarters of the Directors for the time being (which, for the avoidance of doubt, may be signed in counterpart), to the effect that his office as Director shall on receipt (or deemed receipt) of such notice *ipso facto* be vacated, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company; or

(g) in the case of a director other than the Chairman and any director holding an executive office, if the Directors shall resolve to require him to resign in accordance with paragraph (b) above and within 30 days of being given notice of such resolution, he shall fail to do so.

85 Removal of Director

The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and elect another person in place of a Director so removed from office.

Meetings and Proceedings of Directors

86 Convening of meetings of Directors

86.1 Subject to the provisions of these Articles the Directors may meet together for the despatch of business, adjourn and otherwise regulate their proceedings as they think fit. At any time

any Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retroactive. Notice of a meeting of the Directors shall be deemed to be properly sent to a Director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may, for the time being, be notified to him or on his behalf to the Company for that purpose, or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A Director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall, during his absence, be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to Directors not so absent. It shall be necessary to send notice of a board meeting to any Director who is for the time being absent from the United Kingdom.

86.2 The Directors shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other, and a quorum in that event shall be two Directors so linked. Such a meeting shall be deemed to take place where the largest group of Directors participating is assembled or, if there is no such group, where the chairman of the meeting then is.

87 Quorum

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

88 Chairman

88.1 The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

88.2 If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

89 Casting vote

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

90 Number of Directors below minimum

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

91 Directors' written resolutions

91.1 A Directors' written resolution is adopted when all the Directors entitled to vote on such resolution have:

(a) signed one or more copies of it; or

(b) otherwise indicated their agreement to it in writing.

91.2 A Directors' written resolution is not adopted if the number of Directors who have signed it is less than the quorum for Directors' meetings.

91.3 Once a Directors' written resolution has been adopted, it must be treated as if it had been a resolution passed at a Directors' meeting in accordance with the Articles.

92 Validity of proceedings

All acts done by any meeting of Directors, or of any committee or sub-committee of the Directors, or by any person acting as a Director or as a member of any such committee or sub-committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any Director or any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee or sub-committee and had been entitled to vote.

Directors' Interests

93 Authorisation of Directors' interests

93.1 For the purposes of Section 175 of the Companies Act 2006, the Directors shall have the power to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a Director under that Section to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company.

93.2 Authorisation of a matter under this Article shall be effective only if:

93.2.1 the matter in question shall have been proposed in writing for consideration at a meeting of the Directors, in accordance with the Board's normal procedures or in such other manner as the Directors may determine;

93.2.2 any requirement as to the quorum at the meeting of the Directors at which the matter is considered is met without counting the Director in question and any other interested Director (together the "**Interested Directors**"); and

93.2.3 the matter was agreed to without the Interested Directors voting or would have been agreed to if the votes of the Interested Directors had not been counted.

93.3 Any authorisation of a matter under this Article may:

(a) extend to any actual or potential conflict of interest which may arise out of the matter so authorised;

(b) be subject to such conditions or limitations as the Directors may determine, whether at the time such authorisation is given or subsequently;

(c) be terminated by the Directors at any time,

and a Director shall comply with any obligations imposed on him by the Directors pursuant to any such authorisation.

93.4 A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any matter authorised by the Directors under this Article and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

93.5 This Article does not apply to a conflict of interest arising in relation to a transaction or arrangement with the Company.

93A Permitted Interests

93A.1 Subject to compliance with Article 93A.2, a Director, notwithstanding his office, may have an interest of the following kind:

(a) where a Director (or a person connected with him) is a director or other officer of, or employed by, or otherwise interested (including by the holding of shares) in any Relevant Company;

(b) where a Director (or a person connected with his) is a party to, or otherwise interested in, any contract, transaction or arrangement with a Relevant Company, or in which the Company is otherwise interested;

(c) where the Director (or a person connected with him) acts (or any firm of which he is a partner, employee or member acts) act in a professional capacity for any Relevant Company (other than as Auditor) whether or not he or it is remunerated therefor;

(d) where a Director is or becomes a director of any other company in which the Company does not have an interest if that cannot reasonably be regarded as likely to give rise to a conflict of interest at the time of his appointment as director of that other Company;

(e) an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(f) an interest, or a transaction or arrangement giving rise to an interest, of which the Director is not aware; or

(g) any other interest authorised by Ordinary Resolution.

No authorisation under Article 93 shall be necessary in respect of any such interest.

93A.2 Subject to Section 182 of the Companies Act 2006, the Director shall declare the nature and extent of any interest permitted under Article 93A.1, and not falling within Article 93A.3, at a meeting of the Directors or in such other manner as the Directors may determine.

93A.3 No declaration of an interest shall be required by a Director in relation to an interest:

(a) falling within paragraph (e) or (f) of Article 93A.1;

(b) if, or to the extent that, the other Directors are already aware of such interest (and for this purpose the other Directors are treated as aware of anything of which they ought reasonably to be aware); or

(c) if, or to the extent that, it concerns the terms of his service contract (as defined in Section 227 of the Companies Act 2006) that have been or are to be considered by a meeting of the Directors, or by a committee of Directors appointed for the purpose under these Articles.

93A.4 A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any Relevant Company or for such remuneration, each as referred to in Article 93A.1, and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

93A.5 For the purposes of this Article, "**Relevant Company**" shall mean:

(a) the Company;

(b) a subsidiary undertaking of the Company;

(c) any holding company of the Company or a subsidiary undertaking of any such holding company;

(d) any body corporate promoted by the Company; or

(e) any body corporate in which the Company is otherwise interested.

94 Restrictions on quorum and voting

94.1 Save as provided in this Article, and whether or not the interest is one which is authorised pursuant to Article 93 or permitted under Article 93A, a Director shall not be entitled to vote on any resolution in respect of any contract, transaction or arrangement, or any other proposal, in which he (or a person connected with him) is interested. Any vote of a Director in respect of a matter where he is not entitled to vote shall be disregarded.

94.2 A Director shall not be counted in the quorum at a meeting of the Directors in relation to any resolution on which he is not entitled to vote.

94.3 Subject to the provisions of the Statutes, a Director shall (in the absence of some other interest than is set out below) be entitled to vote, and be counted in the quorum, in respect of any resolution concerning any contacts, transaction or arrangements, or any other proposal:

(a) in which he has an interest of which he is not aware;

(b) in which he has an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(c) in which he has an interest only by virtue of interests in shares, debentures or other securities of the Company, or by reason of any other interest in or through the Company;

(d) which involves the giving of any security, guarantee or indemnity to the Director or any other person in respect of (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings or (ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(e) concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings (i) in which offer he is or may be entitled to participate as a holder of securities or (ii) in the underwriting or sub-underwriting of which he is to participate;

(f) concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor, employee or otherwise, provided that he (together with persons connected with him) is not the holder of, or beneficially interested in, one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate;

(g) relating to an arrangement for the benefit of the employees or former employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees or former employees to whom such arrangement relates;

(h) concerning the purchase or maintenance by the Company of insurance for any liability for the benefit of Directors or for the benefit of persons who include Directors;

(i) concerning the giving of indemnities in favour of Directors;

(j) concerning the funding of expenditure by any Director or Directors on (i) defending criminal, civil or regulatory proceedings or action against him or them, (ii) in connection with an application to the court for relief, or (iii) defending him or them in any regulatory investigations;

(k) concerning the doing of anything to enable any Director or Directors to avoid incurring expenditure as described in paragraph (j); and

(l) in respect of which his interest, or the interest of Directors generally, has been authorised by Ordinary Resolution.

94.4 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately. In such case each of the Directors concerned (if not debarred from voting under paragraph (f) of Article 94.3)

above) shall be entitled to vote, and be counted in the quorum, in respect of each resolution except that concerning his own appointment or the fixing or variation of the terms thereof.

94.5 If a question arises at any time as to whether any interest of a Director prevents him from voting, or being counted in the quorum, under this Article, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any such question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the Directors and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Directors.

94A Confidential information

94A.1 Subject to Article 94A.2, if a Director, otherwise than by virtue of his position as Director, receives information in respect of which he owes a duty of confidentiality to a person other than the Company, he shall not be required:

(a) to disclose such information to the Company or to the Directors, or to any Director, officer or employee of the Company; or

(b) otherwise use or apply such confidential information for the purpose of or in connection with the performance of his duties as a Director.

94A.2 Where such duty of confidentiality arises out of a situation in which the Director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company, Article 94A.1 shall apply only if the conflict arises out of a matter which has been authorised under Article 93 above or falls within Article 93A above.

94A.3 This Article is without prejudice to any equitable principle or rule of law which may excuse or release the Director from disclosing information, in circumstances where disclosure may otherwise be required under this Article.

95 Directors' interests - general

95.1 For the purposes of Articles 93 to 95:

(a) an interest of a person who is connected with a Director shall be treated as an interest of the Director; and

(b) Section 252 of the Companies Act 2006 shall determine whether a person is connected with a Director.

95.2 Where a Director has an interest which can reasonably be regarded as likely to give rise to a conflict of interest, the Director may, and shall if so requested by the Directors take such additional steps as may be necessary or desirable for the purpose of managing such conflict of interest, including compliance with any procedures laid down from time to time by the Directors for the purpose of managing conflicts of interest generally and/or any specific procedures approved by the Directors for the purpose of or in connection with the situation or matter in question, including without limitation:

(a) absenting himself from any meetings of the Directors at which the relevant situation or matter falls to be considered; and

(b) not reviewing documents or information made available to the Directors generally in relation to such situation or matter and/or arranging for such documents or information to be reviewed by a professional adviser to ascertain the extent to which it might be appropriate for him to have access to such documents or information.

95.3 The Company may by Ordinary Resolution ratify any contract, transaction or arrangement, or other proposal, not properly authorised by reason of a contravention of any provisions of Articles 93 to 95.

Committees of the Directors

96 Appointment and constitution of committees

The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees. Any such committee shall, unless the Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it. Any such committee or sub-committee shall consist of one or more Directors and (if thought fit) one or more other named person or persons to be co-opted as hereinafter provided. Insofar as any such power or discretion is delegated to a committee or sub-committee, any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee or sub-committee. Any committee or sub-committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee or sub-committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee or sub-committee but so that (a) the number of members who are not Directors shall be less than one-half of the total number of members of the committee or sub-committee and (b) no resolution of the committee or sub-committee shall be effective unless a majority of the members of the committee or sub-committee present throughout the meeting are Directors.

97 Proceedings of committee meetings

The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

Powers of Directors

98 General powers

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

99 Local boards

The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

100 Appointment of attorney

The Directors may from time to time and at any time appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

101 President

The Directors may from time to time elect a President of the Company and may determine the period for which he shall hold office. Such President may be either honorary or paid such remuneration as the Directors in their discretion shall think fit, and need not be a Director but shall, if not a Director, be entitled to receive notice of and attend and speak, but not to vote, at all meetings of the Board of Directors.

102 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

103 Borrowing powers

103.1 Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

103.2 The Directors shall restrict the borrowings of the Company and exercise all voting and other rights, powers of control or rights of influence exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group less the aggregate amount of Current Asset Investments shall not at any time without the previous sanction of an Ordinary Resolution of the Company exceed an amount equal to three times the Adjusted Capital and Reserves.

103.3 For the purpose of this Article:

103.3.1 the "**Group**" means the Company and its subsidiary undertakings for the time being;

103.3.2 the "**relevant balance sheet**" means at any time the latest audited consolidated balance sheet dealing with the state of affairs of the Company and (with or without exceptions) its subsidiary undertakings **provided that** if in any case such balance sheet has been prepared on a basis not being in substance a historical cost basis then all such adjustments shall be made therein as in the opinion of the Auditors (such opinion to be conclusive and binding on all concerned) are appropriate to bring such balance sheet into line with the accounting bases and principles which were applied in relation to the last audited consolidated balance sheet of the Company which was prepared on an historical cost basis and "the relevant balance sheet" shall then be the balance sheet as so adjusted;

103.3.3 the "**Adjusted Capital and Reserves**" shall mean at any material time a sum equal to the aggregate, as shown by the relevant balance sheet, of the amount paid up on the issued or allotted share capital of the Company and the amount standing to the credit of the reserves (including the profit and loss account and any share premium account or capital redemption reserve) of the Company and its subsidiary undertakings included in the consolidation in the relevant balance sheet but after:

(i) deducting therefrom any debit balance on profit and loss account or on any other reserve;

(ii) excluding any amount included in such reserves but set aside for taxation (including deferred taxation) less any sums properly added back in respect of any such amount;

(iii) making such adjustments as may be appropriate in respect of any variation in the amount of such paid up share capital and/or any such reserves (other than profit and loss account) subsequent to the date of the relevant balance sheet and so that for this purpose if any issue or proposed issue of shares by the Company for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional);

(iv) making such adjustments as may be appropriate in respect of any distribution declared, recommended or made by the Company or its subsidiary undertakings (to the extent not attributable directly or indirectly to the Company) out of profits earned up to and including the date of the relevant balance sheet to the extent that such distribution is not provided for in such balance sheet;

(v) making such adjustments as may be appropriate in respect of any variation in the interests of the Company in its subsidiary undertakings (including a variation whereby an undertaking becomes or ceases to be a subsidiary undertaking) since the date of the relevant balance sheet;

(vi) if the calculation is required for the purposes of or in connection with a transaction under or in connection with which any undertaking is to become or cease to be a subsidiary undertaking of the Company, making all such adjustments as would be appropriate if such transaction had been carried into effect;

(vii) excluding minority interests in subsidiary undertakings to the extent not already excluded;

103.3.4 **"moneys borrowed"** shall be deemed to include (to the extent that the same would not otherwise fall to be taken into account):

(i) the amount of all debentures allotted or issued (whether or not for cash) by any member of the Group which are not for the time being beneficially owned by a company within the Group;

(ii) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any member of the Group or by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(iii) the nominal amount of any allotted or issued and paid up share capital (other than equity share capital) of any subsidiary undertaking which is a body corporate of the Company not for the time being beneficially owned by other members of the Group;

(iv) the amount of any other allotted or issued and paid up share capital and of any other debentures or other borrowed moneys (not being shares or debentures which or borrowed moneys the indebtedness in respect of which is for the time being beneficially owned within the Group) the redemption or repayment whereof is guaranteed (or is the subject of an indemnity granted) by any member of the Group or which any member of the Group may be required to purchase;

(v) the minority proportion of moneys borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group;

(vi) the aggregate amount owing by any member of the Group under finance leases (as determined in accordance with any then current Financial Reporting Standard or otherwise in accordance with United Kingdom generally accepted accounting principles but excluding leaseholds of immovable property);

(vii) the principal amount of any book debts of any member of the Group which have been sold or agreed to be sold, to the extent that any member of the Group is for the time being liable to indemnify or reimburse the purchaser in respect of any non-payment in respect of such book debts;

(viii) any part of the purchase price of any movable or immovable assets acquired by any member of the Group, the payment of which is deferred beyond the date of completion of the conveyance, assignment or transfer of the legal estate to such assets or, if no such conveyance, assignment or transfer is to take place within six months after the date on which the contract for such purchase is entered into or (if later) becomes unconditional, beyond that date;

but shall be deemed not to include:

(ix) moneys borrowed by any member of the Group for the purpose of repaying, redeeming or purchasing (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof pending the application for such purpose or, if earlier, the end of such period;

(x) any amounts borrowed by any member of the Group from bankers or others for the purpose of financing any contract up to an amount not exceeding that part of the price receivable under such contract which is guaranteed or insured by the Export Credits Guarantee Department or other like institution carrying on a similar business;

(xi) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group;

and so that:

(xii) no amount shall be taken into account more than once in the same calculation but subject thereto (i) to (xi) above shall be read cumulatively; and

(xiii) in determining the amount of any debentures or other moneys borrowed or of any share capital for the purpose of this Article 103.3.4 there shall be taken into account the nominal or principal amount thereof (or, in the case of partly-paid debentures or shares, the amount for the time being paid up thereon) together with any fixed or minimum premium payable on final redemption or repayment Provided that if moneys are borrowed or shares are issued on terms that they may be repayable or redeemable (or that any member of the Group may be required to purchase them) earlier than their final maturity date (whether by exercise of an option on the part of the issuer or the creditor (or a trustee for the creditor) or the shareholder, by reason of a default or for any other reason) at a premium or discount to their nominal or principal amount then there shall be taken into account the amount (or the greater or greatest of two or more alternative amounts) which would, if those circumstances occurred, be payable on such repayment or, redemption or purchase at the date as at which the calculation is being made;

103.3.5 in relation to a partly-owned subsidiary undertaking the "**minority proportion**" is a proportion equal to the proportion of its issued equity share capital which is not attributable to the Company;

103.3.6 "**Current Asset Investments**" means the aggregate of:

(i) cash in hand of the Group;

(ii) sums standing to the credit of any current or other account of any member of the Group with banks in the United Kingdom or elsewhere to the extent that remittance of the same to the United Kingdom is not prohibited by any law, regulation, treaty or official directive or, where remittance of the same to the United Kingdom is so prohibited, to the extent that the same may be set off against or act as security for any moneys borrowed by such member;

(iii) the amount of such assets as would be included in "Current Assets - Investments" in a consolidated balance sheet of the Group prepared as at the date of the relevant calculation in accordance with the principles used in the preparation of the relevant balance sheet;

less:

(iv) in the case of a partly-owned subsidiary undertaking, a proportion thereof equal to the minority proportion; and

(v) an amount equal to any amount excluded from Article 103.3.4 by virtue of sub-paragraph 103.3.4(ix).

103.4 For the purposes of the foregoing paragraphs borrowed moneys expressed in or calculated by reference to a currency other than sterling shall be converted into sterling at the relevant rate of exchange used for the purposes of the relevant balance sheet save that moneys borrowed (or first brought into account for the purposes of this Article) since the date of such balance sheet shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) ruling on the date on which such moneys are borrowed (or first taken into account as aforesaid): **provided that** in the case of any bank overdraft or other borrowing of a fluctuating amount

(together herein described as an "**Overdraft Account**") the following further provisions shall apply:

103.4.1 if the amount outstanding on an Overdraft Account on a date as at which a calculation is being made for the purpose of the foregoing limit is not more than the amount outstanding on such Overdraft Account at the date of the relevant balance sheet, the whole of such amount shall be converted at the rate of exchange used for the purpose of such balance sheet;

103.4.2 if the amount outstanding on an Overdraft Account on a date as at which the calculation is being made for such purpose exceeds the amount which was outstanding on the same Overdraft Account at the date of the relevant balance sheet (or if the latter amount is nil), an amount equal to the excess shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) on the last business day preceding the date as on which the calculation is being made for such purpose and the balance shall be converted at the rate of exchange used for the purpose of the said balance sheet.

103.5 The determination of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned and for the purposes of their computation the Auditors may at their discretion make such further or other adjustments (if any) as they think fit. Nevertheless the Directors may act in reliance on a bona fide estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit hereinbefore contained is inadvertently exceeded an amount of borrowed moneys equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the Auditors or otherwise the Directors became aware that such a situation has or may have arisen.

No person dealing with the Company or any of its subsidiary undertakings shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

Alternate Directors

104 Alternate Directors

104.1 Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors or unless the appointee is another Director, shall have effect only upon and subject to being so approved.

104.2 The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director, otherwise than by retirement at a General Meeting at which he is re-elected.

104.3 An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a

Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director or shall act, his voting rights shall be cumulative but he shall not be counted more than once for the purposes of the quorum. If his appointor is for the time being temporarily unable to act through ill health or disability his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director, nor shall he be deemed to be a Director for the purposes of these Articles, nor shall he be deemed to be the agent of his appointor.

104.4 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

Secretary

105 Secretary

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Deputy and/or Assistant Secretaries.

The Seal

106 The Seal

106.1 The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf. The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued.

106.2 Every instrument to which the Seal or the Securities Seal shall be affixed (other than a certificate for or evidencing shares, debentures or other securities (including options) issued by the Company) shall be signed autographically by one Director and the Secretary or by two Directors.

106.3 The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

106.4 Any instrument signed by:

(a) one Director and the Secretary; or

(b) by two Directors; or

(c) by a Director in the presence of a witness who attests the signature,

and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

Authentication of Documents

107 Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document affecting the constitution of the Company and any resolution passed at a shareholders' meeting or at a meeting of the Directors or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Reserves

108 Establishment of reserves

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

109 Business bought as from past date

Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Dividends

110 Final dividends

The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

111 Fixed and interim dividends

If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or *pari passu* with those shares, of any such fixed or interim dividend as aforesaid.

112 Distribution *in specie*

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

113 No dividend except out of profits

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

114 Ranking of shares for dividend

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the

period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

115 Manner of payment of dividends

115.1 Any dividend or other moneys payable on or in respect of a share shall be paid to the member or to such other person as the member (or, in the case of joint holders of a share, all of them) may in writing direct. Such dividend or other moneys may be paid (i) by cheque sent by post to the payee or, where there is more than one payee, to any one of them, or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct, or (iii) (if so authorised by the holder of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system), or (iv) by such other method of payment as the member (or, in the case of joint holders of a share, all of them) may agree to. Every such cheque shall be sent at the risk of the person or persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (ii), (iii) or (iv) above, shall be a good discharge to the Company.

115.2 Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

115.3 The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

116 Joint holders

If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

117 Record date for dividends

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

118 No interest on dividends

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

119 Retention of dividends

119.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

119.2 The Directors may retain the dividends payable upon shares in respect of which any person is entitled to become a member under the provisions as to the transmission of shares contained in these Articles, until such person shall become a member in respect of such shares or which any person is under those provisions entitled to transfer until such person shall transfer the same.

120 Unclaimed dividend

The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 6 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company.

121 Waiver of dividend

The waiver in whole or in part of any dividend on any share shall be effective only if such waiver is in writing (whether or not executed as a deed) signed or authenticated in accordance with Article 132 by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

Capitalisation of Profits and Reserves

122 Capitalisation of profits and reserves

122.1 The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account.

122.2 Such capitalisation shall be effected by appropriating such sum to the holders of Ordinary Shares on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of Ordinary Shares and applying such sum on their behalf in paying up in full unissued Ordinary Shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class) for

allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

122.3 The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Scrip Dividends

123 Scrip Dividends

123.1 Subject as hereinafter provided, the Directors may offer to ordinary shareholders the right to receive, in lieu of dividend (or part thereof), an allotment of new Ordinary Shares credited as fully paid.

123.2 The Directors shall not make such an offer unless so authorised by an Ordinary Resolution passed at any General Meeting, which authority may extend to dividends declared or paid prior to the fifth Annual General Meeting of the Company occurring thereafter, but no further, provided that this Article shall, without the need for any further Ordinary Resolution, authorise the Directors to offer rights of election in respect of any dividend declared or proposed after the date of the adoption of these Articles and at or prior to the Annual General Meeting in the year 2010.

123.3 The Directors may either offer such rights of election in respect of the next dividend (or part thereof) proposed to be paid; or may offer such rights of election in respect of that dividend and all subsequent dividends, until such time as the election is revoked; or may allow shareholders to make an election in either form.

123.4 The basis of allotment on each occasion shall be determined by the Directors so that, as nearly as may be considered convenient, the value of the Ordinary Shares to be allotted in lieu of any amount of dividend shall equal such amount. For such purpose the value of an Ordinary Share shall be the average of the middle market quotations of an Ordinary Share on the London Stock Exchange, as derived from the Daily Official List, on each of the first five business days on which the Ordinary Shares are quoted "ex" the relevant dividend.

123.5 If the Directors determine to offer such right of election on any occasion they shall give notice in writing to the ordinary shareholders of such right and shall issue forms of election and shall specify the procedures to be followed in order to exercise such right provided that they need not give such notice to a shareholder who has previously made, and has not revoked, an earlier election to receive Ordinary Shares in lieu of all future dividends, but instead shall send him a reminder that he has made such an election, indicating how that election may be revoked in time for the next dividend proposed to be paid.

123.6 On each occasion the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on Ordinary Shares in respect whereof the share election has been duly exercised and has not been revoked (the "**elected**

Ordinary Shares"), and in lieu thereof additional shares (but not any fraction of a share) shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that occasion on such basis and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the elected Ordinary Shares on such basis.

123.7 The additional Ordinary Shares so allotted on any occasion shall rank *pari passu* in all respects with the fully-paid Ordinary Shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend.

123.8 Article 122 shall apply (*mutatis mutandis*) to any capitalisation made pursuant to this Article.

123.9 No fraction of an Ordinary Share shall be allotted. The Directors may make such provision as they think fit for any fractional entitlements including, without limitation, provision whereby, in whole or in part, the benefit thereof accrues to the Company and/or fractional entitlements are accrued and/or retained and in either case accumulated on behalf of any ordinary shareholder.

123.10 The Directors may on any occasion determine that rights of election shall not be made available to any ordinary shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

123.11 In relation to any particular proposed dividend the Directors may in their absolute discretion decide (i) that shareholders shall not be entitled to make any election in respect thereof and that any election previously made shall not extend to such dividend or (ii) at any time prior to the allotment of the Ordinary Shares which would otherwise be allotted in lieu thereof, that all elections to take shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

Accounts

124 Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

125 Copies of accounts for members

125.1 Subject as provided in Article 125.2, a copy of the Company's annual accounts and reports, which are to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto), shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of General Meetings from the Company under the provisions of the Statutes or of these Articles.

125.2 Article 125.1 shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes nor to more than one of joint holders nor to any person of whose postal address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

Auditors

126 Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

127 Auditor's right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

Communications with members

128 Service of notices

128.1 The Company may, subject to and in accordance with the Companies Acts and these Articles, send or supply all types of notices, documents or information to members by electronic means and/or including by making such notices, documents or information available on a website.

128.2 The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company.

128.3 Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where first-class mail is not employed, 48 hours) after the time it was posted, and in

proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

128.4 Any notice, document or information which is sent or supplied by the Company by electronic means shall be deemed to have been received by the intended recipient 24 hours after it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

128.5 Any notice, document or information which is sent or supplied by the Company by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

128.6 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

128.7 The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information.

129 Joint holders

129.1 Anything which needs to be agreed or specified by the joint holders of a share shall for all purposes be taken to be agreed or specified by all the joint holders where it has been agreed or specified by the joint holder whose name stands first in the Register in respect of the share.

129.2 Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a share may be sent or supplied to the joint holder whose name stands first in the Register in respect of the share, to the exclusion of the other joint holders. For such purpose, a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices may, subject to the Statutes, be disregarded.

129.3 The provisions of this Article shall have effect in place of the Company Communications Provisions regarding joint holders of shares.

130 Deceased and bankrupt members

130.1 A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, shall supply to the Company such evidence as the Directors may reasonably require to show his title to the share; and an address at which notices may be sent or supplied to such person, whereupon he shall be entitled to have sent or supplied to him at such address any notice, document, or information to which the said member would have been entitled. Any notice, document or information so sent or supplied shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

130.2 Save as provided by Article 130.1 any notice, document or information sent or supplied to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly sent or

supplied in respect of any share registered in the name of such member as sole or first-named joint holder.

130.3 The provisions of this Article shall have effect in place of the Company Communications Provisions regarding the death or bankruptcy of a holder of shares in the Company.

131 Suspension of postal services

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable to give notice by post in hard copy form of a shareholders' meeting, such notice shall be deemed to have been given to all members entitled to receive such notice in hard copy form if such notice is advertised in at least one national newspaper and such notice shall be deemed to have been given on the day when the advertisement appears. In any such case the Company shall (i) make such notice available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof and (ii) send confirmatory copies of the notice by post to such members if at least seven days prior to the meeting the posting of notices again becomes practicable.

132 Signature or authentication of documents sent by electronic means

Where these Articles require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such other manner as may be approved by the Directors. The Directors may designate mechanisms for validating any such notice or other document, and any such notice or other document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

133 Statutory provisions as to notices

Nothing in any of the preceding six Articles shall affect any provision of the Statutes that requires or permits any particular notice, document or information to be sent or supplied in any particular manner.

Winding Up

134 Directors' power to petition

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

135 Distribution of assets *in specie*

If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the Liquidator may, with the authority of an Ordinary Resolution, divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair

upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Destruction of Documents

136 Destruction of Documents

Subject to compliance with the rules (as defined in the CREST Regulations) applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(c) any document referred to above may, subject to the Statutes, be destroyed before the end of the relevant period so long as a copy of such document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made and is retained until the end of the relevant period; and

(d) references herein to the destruction of any document include references to the disposal thereof in any manner.

Directors' liabilities

137 Indemnity

137.1 Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes and rules made by the UK Listing Authority, every Director and officer and former Director and former officer of the Company and of each of the Associated Companies of the Company shall be indemnified by the Company out of its own funds against:

(a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company other than:

(i) any liability to the Company or any Associated Company; and

(ii) any liability of the kind referred to in Section 234(3) of the Companies Act 2006; and

(b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

137.2 Subject to the Companies Acts and rules made by the UK Listing Authority, the Company may indemnify a Director or former Director of the Company or of any Associated Company of the Company if it is the trustee of an occupational pension scheme (within the meaning of Section 235(6) of the Companies Act 2006).

137.3 Where a Director or officer is indemnified against any liability in accordance with Article 137.1, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

137.4 In this Article, "**Associated Company**" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

138 Insurance

138.1 Without prejudice to Article 137 above, the Directors shall have power to purchase and maintain insurance for or for the benefit of:

(a) any person who is or was at any time a Director or officer of any Relevant Company (as defined in Article 138.2 below); or

(b) any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested,

including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

138.2 For the purpose of Article 138.1 above, "Relevant Company" shall mean:

(a) the Company;

(b) any holding company of the Company;

(c) any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company; or

(d) any subsidiary undertaking of the Company or of such other body.

139 Defence expenditure

139.1 Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UK Listing Authority, the Company:

(a) may provide a Director or former Director or officer of the Company or any Associated Company of the Company with funds to meet expenditure incurred or to be incurred by him in:

(i) defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or an Associated Company of the Company; or

(ii) in connection with any application for relief under the provisions mentioned in Section 205(5) of the Companies Act 2006; and

(b) may do anything to enable any such Director or officer to avoid incurring such expenditure.

139.2 The terms set out in Section 205(2) of the Companies Act 2006 shall apply to any provision of funds or other things done under Article 139.1.

139.3 Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UK Listing Authority, the Company:

(a) may provide a Director or former Director or officer of the Company or any Associated Company of the Company with funds to meet expenditure incurred or to be incurred by him in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company; and

(b) may do anything to enable any such Director or officer to avoid incurring such expenditure.

139.4 In this Article "**Associated Company**" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

NAMES AND ADDRESSES OF SUBSCRIBERS

One Silk Street
London EC2Y 8HQ

One Silk Street
London EC2Y 8HQ

Dated 2005.

Witness to the above signatures

One Silk Street
London EC2Y 8HQ

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